

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 11, 2006

Philip L. Morgan
Chief Executive Officer
Audiostocks, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011

> **Re: Audiostocks, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 5, 2006**
> **File No. 333-138083**

Dear Mr. Morgan:

We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements and related information to include the interim period financial statement for the period ended September 30, 2006, as required by Item 310(g) of Regulation S-B.

2.   We note your revisions to the cover page of the prospectus to include a fixed price at which selling shareholders will sell their shares in response to prior comment 1. Please make corresponding revisions throughout the registration statement where you discuss how the selling shareholders will sell their shares, such as the prospectus summary, "Selling

SecurityHolders" and "Plan of Distribution." Also advise us what you mean by shareholders selling their shares at "a maximum" price of $0.20 or revise to clarify that the price is fixed at $0.20 until the shares are quoted on the OTC Bulletin Board..

Security Ownership of Certain Beneficial Owners and Management

3.   Revise the table to reflect that BCGU, LLC, beneficially owns 14,884,380 shares of common stock. In addition, we note that you did not list Messrs. Baum and Panther as each beneficially owning 86% of your common stock despite your disclosure in the footnotes that each is a managing member of BCGU. Advise us why you believe that each of these individuals may not be deemed to beneficially own all the shares of common stock held by BCGU pursuant to Rule 13d-3. Alternatively, revise the beneficial ownership table to reflect that both Mr. Baum and Mr. Panther beneficially own 86% of your common stock.

Management's Discussion and Analysis

4.   We note your revisions clarifying that you have not earned any revenues to date in response to prior comment 5. Revise to prominently state in your "Company Overview" subsection of the prospectus summary that you have not earned any revenues as of the date of the prospectus. Also revise MD&A to explain the nature of your current business activities and indicate when you can reasonably expect to begin earning revenues from the sale of client company subscriptions.

Recent Sales of Unregistered Securities

5.   As requested in prior comment 6, please revise to include all of the disclosure required by Item 701 of Regulation S-B. In this regard, disclose the exemption from registration for each transaction and briefly state the facts relied upon in each instance to make the exemption available as called for by Item 701(d) of Regulation S-B.

Signature page

6.   Revise the second set of signatures to indicate that Mr. Morgan is signing in the capacity of your principal accounting officer or controller.

*   *   *   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3833 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile
        Mark L. Baum, Esq.
        (760) 804-8845